UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Registry
Registration No. 0593

MATERIAL EVENT

Santiago, January 31, 2008

Mr. Guillermo Larraín Ríos
Commissioner
Securities and Insurance Commission
Av. Libertador Bernardo O’Higgins 1449

Dear Mr. Larraín:

According to article 9th and second paragraph of article 10th of Law No. 18,045, paragraph 2.2 of Section II of General Character Rule No. 30 of your Commission, and Circular Letter No. 660 issued by that Service, I would like to inform you the following MATERIAL EVENT:

1.
As of even date herewith, the Honorable Free Competition Defense Court of the Republic of Chile has serviced Resolution No. 24/2008, concerning the non-litigious procedure Docket NC No. 199-07, by the consulting entities, the controlling shareholders of S.A.C.I. Falabella and the controlling shareholders of Distribución y Servicio D&S S.A. (hereinafter, “D&S”), regarding the Consultation in connection with the Merger between S.A.C.I. Falabella and D&S (hereinafter, the “Resolution”).

2.
The Resolution, on the decisive section, states that “the consultation filed by the controlling shareholders of Distribución y Servicio D&S S.A. and the controlling shareholders of S.A.C.I. Falabella is inadmissible [  ] and, therefore, [the Court] resolves not to approve the consulted transaction.”

3.
Consequently, the Honorable Free Competition Defense Court has resolved to reject the merger between S.A.C.I. Falabella and D&S that was submitted under review and approval by the controlling shareholders of such companies.

4.
D&S has maintained permanent independence of its operations, and therefore, the Resolution affects neither its normal commercial operation, financial condition, legal position nor the development of its business plans.

5.	Copy of the Resolution may be procured visiting the Internet website of the Honorable Free Competition Defense Court (http://www.tdlc.cl).

                Sincerely,

                Enrique Ostalé Cambiaso
                Chief Executive Officer
                Distribución y Servicio D&S S.A.

cc.	Santiago Stock Exchange
Chile Electronic Stock Exchange
Valparaíso Stock Exchange
Risk Rating Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: January 31, 2008